May 11, 2016

FILED ON EDGAR

Folake Ayoola

Senior Attorney

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Re:     American Housing Trust, Inc.

Amendment No. 7 to Registration Statement on Form S-11

Filed April 22, 2016

           File No. 333-208287

           Supplemental Response

Dear Ms. Ayoola:

This letter constitutes a supplemental response to the comment letter dated May 9, 2016 submitted by the Commission to American Housing Income Trust, Inc. (the “Company”).

Prospectus Cover Page

1.	We note your disclosure that you “may elect to file a post-effective amendment registering the Selling Shareholder shares herein at prevailing market prices as quoted on the OTCQB, or in privately negotiated transactions.” Because the selling shareholders are deemed to be statutory underwriters and because you are not eligible to do an at the market offering on a primary basis pursuant basis pursuant to Rule 415(a)(4), the securities would have to be offered and sold at a fixed price for the duration of the offering. Please revise to delete this language here and elsewhere, as applicable. Refer to Securities Act Rules Compliance and Disclosure Interpretation Question 612.14 for guidance.

Response: The Company has reviewed your comment in light of Rule 415(a)(4) and the Compliance and Disclosure referenced above, and intends on amending its Form S-11/A as set forth in this response.

Upon further review of the Company’s books and records, management is of the opinion that the selling shareholders do not meet the definition of a “statutory underwriter.” Therefore, in order to maintain the disclosure set forth in your comment, the Company intends to amend its prospectus cover page to state (with the amendments either ~~stricken~~ or underlined):

 “The Selling Shareholders intend on selling their respective shares for the fixed price of $3.75 per share for the duration of the offering, subject to the post-effective amendment disclosure set forth below. The Selling Shareholders are not deemed to be statutory underwriters under Section 2(a)(11) of the Securities Act. The Selling Shareholders purchased their shares for their own account, and not with a view to, or to offer or sell on behalf of the issuer, i.e. the Company, or in connection with, the distribution to the public or in direct or indirect participation in any such undertaking. The Selling Shareholders are not selling their securities under this registration on behalf of the registrant, i.e. the Company. The current pricing of the Selling Shareholders’ shares on a ~~The~~ fixed price is based on management’s intention of facilitating its direct public offering and to deploy funds from the direct public offering consistent with its prospectus. We may elect to file a post-effective amendment registering the Selling Shareholder shares herein at prevailing market prices as quoted on the OTCQB, or in privately negotiated transactions.”

In addition, under Item 7 on page 97 of the Form S-11/A related to this comment, the Company intends on making the following amendment:

“The Selling Shareholders intend on selling their respective shares for the fixed price of $3.75 per share for the duration of the offering, subject to the post-effective amendment disclosure on the prospectus cover. The Selling Shareholders are not deemed to be statutory underwriters under Section 2(a)(11) of the Securities Act. The Selling Shareholders are not selling their securities under this registration on behalf of the registrant, i.e. the Company. The Company has determined, at this time, to set a fixed price on those shares being registered herein as Selling Shareholder shares. The current pricing of the Selling Shareholders’ shares on a ~~The~~ fixed price is based on management’s intention of facilitating its direct public offering and to deploy funds from the direct public offering consistent with its prospectus. We may elect to file a post-effective amendment registering the Selling Shareholder shares herein at prevailing market prices as quoted on the OTCQB, or in privately negotiated transactions.”

The Company intends on making the following amendment to the sentence immediately following the above-referenced paragraph under Item 7 because it is redundant and/or not applicable in light of the amendment, above:

“~~The Selling Shareholders, who are deemed to be statutory underwriters, will offer their shares at a price of $3.75 per share during the duration of this offering.~~”

The Company believes that this amendment cures any issues under Rule 415(a)(4). The Company has now disclosed that its Selling Shareholders are not statutory underwriters, and thus not selling their respective securities “by or on behalf of the registrant.” Thus, Rule 415(a)(4) is not applicable. The Selling Shareholders intend on selling on a continuous or delayed basis in the future pursuant to Rule 415(a)(1)(i).

Supplemental Responses

The registration statement at issue seeks the registration of all outstanding shares of common stock in the Company. These shares have been identified in the registration statement as “Selling Shareholder” shares. The vast majority of the Selling Shareholder shares in the Company (approximately 93% +/- taking into consideration beneficial round ups) were issued and posted effective July 14, 2015 to former members of American Realty Partners, LLC (“American Realty”), as discussed in more detail below. The shares had been issued after the waiting period set forth in the Notice of Actions by Written Consent of Majority Shareholders on Schedule 14C/A under Rule 14c-101 dated March 30, 2015 (the “Schedule 13D/A”), and the Form 8-K dated July 7, 2015, commonly referred to as the Super 8-K, and approval by FINRA of the stock-split and re-domiciling of the Company. The Company had ceased being a shell effective July 7, 2015.

For any issuance of shares prior to July 14, 2015, based upon information reviewed by management, the issuance would have been in shares of a shell company. For example, the Company is seeking the registration of 58,810 shares held by American Realty as Selling Shareholder shares. American Realty is a wholly-owned subsidiary of the Company. American Realty acquired its shares from nine shareholders in separate private restricted stock purchase agreements, all of which closed on February 13, 2015. The original issuance to American Realty was 58,809,678 shares, but following the stock-split referenced above, the Company’s transfer agent issued American Realty 58,810 shares on June 10, 2015. Based upon management’s review, knowledge and belief, these shares issued to American Realty, and the balance of the 116,361 shares issued post-split to “legacy shareholders,” who had originally been issued their respective shares between April of 2008 and February of 2014, had been issued at a time in which the Company was a shell.

Performance Realty Management, LLC (“Performance Realty”) is the Manager of American Realty. The Company is seeking the registration of 1,000,000 shares issued to Performance Realty on July 14, 2015, after the exiting of shell status. This amount constitutes 13.2% of the amount of shares identified as Selling Shareholder shares. Sean Zarinegar is the majority member of Performance Realty and a control person by virtue of holding more than 50% of the issued and outstanding units in Performance Realty. Mr. Zarinegar is also the Chairman of the Board, and Chief Financial Officer and Treasurer of the Company. Mr. Zarinegar was issued 1,000,000 shares of common stock on July 14, 2015, which constitutes greater than 13.2% of the amount of shares identified as Selling Shareholder shares. Mr. Zarinegar was issued shares at the time the Company was no longer a shell company. Performance Realty and Mr. Zarinegar are the only shareholders holding more than 5% of the shares identified in the Company’s registration statement as Selling Shareholder shares.

Other than the 116,361 shares issued to legacy shareholders prior to July 7, 2015, as set forth above, and in the registration statement, and those shares issued to Mr. Zarinegar, Performance Realty, American Realty and those issued under the Regulation D private offering under Rule 506(c), all of which were disclosed on Form D and with the applicable states through the NASAA (as discussed below), the balance of the Selling Shareholders had acquired their shares in the Company through the Stock Exchange Agreement between American Realty and the Company dated May 15, 2015.

The Stock Exchange Agreement was executed on May 15, 2015, but the closing had been conditioned upon satisfaction of the conditions precedent in Article V thereunder; more specifically, the approval by FINRA of the actions in its Schedule 14C/A. The closing of the Stock Exchange Agreement occurred on July 6, 2015 with the approval of the issuance of the shares to the former members of American Realty. These shares were issued and posted on July 14, 2015.

The former members of American Realty – now shareholders in the Company pursuant to the Stock Exchange Agreement, had originally received their units in American Realty either through private offerings under Rule 506(c) of Regulation D between January of 2014 and December of 2014, or through the merger of EPS, LLC, an Arizona limited liability company, EPS II, LLC, an Arizona limited liability company and EPS III, LLC, an Arizona limited liability company on November 26, 2013 into American Realty with American Realty being the surviving member. At the time these members – now shareholders of the Company, received their units in American Realty or any of the EPS entities, the Company had been a shell.

On or about July 17, 2015, the Company commenced with its private offering under Regulation 506(c) to selected accredited investors, as defined in Rule 501(a) under the Securities Act. This offering was being made in reliance on exemptions from registration pursuant to Section 4(2) of the Securities Act and Regulation D promulgated thereunder and applicable state securities laws. This offering closed on October 8, 2015. The Company sold a total of 384,044 shares of its common stock for $3.00 per share under the offering. None of the investors under this private offering hold greater than 1% of the shares identified as Selling Shareholder shares under the registration statement. The Company was not a shell at the time of the issuances under this private offering. The shareholders purchased their shares for their own account without the intent to distribute or sell to the public on behalf of the Company.

The only other director or officer with shares identified as Selling Shareholder shares are those shares issued to Kenneth Hedrick. Mr. Hedrick is a director of the Company and his biographical information can be found at the section titled “Directors and Executive Officers.” Mr. Hedrick has been included in this supplemental response due to his position with the Company, even though he does not hold greater than 5%.

In summation, of the 7,565,417 shares outstanding, all of which are defined as Selling Shareholder shares under the registration statement:

Categorization of Issuance Shell Status at Time of Issuance

58,810 shares (American Realty) Shell Company

57,551 shares (Legacy Shareholders) Shell Company

384,044 shares (Regulation D) Not a Shell Company

1,000,000 shares (Performance Realty) Not a Shell Company

1,000,000 shares (Zarinegar) Not a Shell Company

25,000 shares (Hedrick) Not a Shell Company

5,040,012 shares Not a Shell Company[1]

Management has reviewed all of its books and records, and hereby confirms that none of the Selling Shareholders are brokers/dealers, or affiliates of brokers/dealers, or any person or entity that could be classified as a statutory underwriter.

Thank you for your continued cooperation. In the event you have any further comments in light of these responses, please contact me to discuss.

Very truly yours,

PAESANO AKKASHIAN APKARIAN, PC

/s/Anthony R. Paesano

Anthony R. Paesano

[1] This amount includes those small issuances for beneficial round-ups.

Statement of the Chief Executive Officer and President

(a) The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b) Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(c) The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

/s/ Jeff Howard

Jeff Howard

Chief Executive Officer

President

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